Exhibit 99.40

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES

First Phosphate Announces $15 Million Private Placement Pursuant to LIFE Offering

Saguenay, Quebec--(Newsfile Corp. - September 29, 2025) - First Phosphate Corp. (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) (“First Phosphate" or the “Company”) is pleased to announce that it has entered into an agreement with Integrity Capital Group Inc. ("Integrity") to act as lead agent and bookrunner in connection with a “best efforts” private placement (the “Offering") for the sale of up to 25,000,000 units of the Company (each, a “Unit") at a price of C$0.60 per Unit (the “Offering Price") for aggregate gross proceeds of up to $15,000,000.

Each Unit will consist of one common share in the capital of the Company (a “Unit Share") and one common share purchase warrant of the Company (a “Warrant”). Each Warrant will entitle the holder thereof to acquire one common share in the capital of the Company (a “Warrant Share”) at a price per Warrant Share of C$0.90 for a period of 36 months from the Closing Date (as hereinafter defined). The Company shall make best efforts to obtain the necessary approvals to list the Warrant Shares on the Canadian Securities Exchange (the “CSE”); however, there can be no assurances that it will be successful in obtaining such a listing.

Subject to compliance with applicable regulatory requirements and in accordance with National Instrument 45-106 - Prospectus Exemptions ("NI 45-106”), the Units will be offered for sale to purchasers resident in all jurisdictions of Canada, pursuant to the listed issuer financing exemption under Part 5A of NI 45-106, as amended by Coordinated Blanket Order 45-935 - Exemptions from Certain Conditions of the Listed Issuer Financing Exemption (the “Listed Issuer Financing Exemption”), and may be offered in the United States and offshore jurisdictions on a private placement basis where the Offering can lawfully be made in accordance with applicable laws. The Unit Shares, Warrants and the Warrant Shares, if exercised, will not be subject to a hold period in accordance with applicable Canadian securities legislation if sold to purchasers resident in Canada.

The Company intends to use the net proceeds of the Offering to complete the feasibility study and permitting for the Company’s flagship Bégin-Lamarche Property, for downstream infrastructure development and acquisitions, and for general corporate purposes. The Offering is scheduled to close on October 10, 2025 or such other date or dates as the Company and Integrity may determine (the “Closing Date”).

There is an offering document related to this offering that can be accessed under the issuer’s profile at www.sedarplus.ca and at www.firstphosphate.com. Prospective investors should read this offering document before making an investment decision.

In consideration for their services, the Company has agreed to pay Integrity an aggregate cash commission equal to 8% of gross proceeds of the Offering (subject to reduction to 2.0% on certain president’s list purchases), and to issue that number of non-transferable broker warrants of the Company to Integrity (the “Broker Warrants") equal to 8.0% of the number of Units sold under the Offering (subject to reduction to 2.0% on certain president’s list purchases). Each Broker Warrant is exercisable to acquire one Common Share at a price of $0.90 per share for a period of 36 months following the Closing Date. The Broker Warrants and Company common shares that will be issuable upon the exercise thereof (if any) will be issued pursuant to available exemptions under NI 45-106 other than the Listed Issuer Financing Exemption and, accordingly, will be subject to a hold period expiring four months and one day following the closing date of the Offering.

The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) is a mineral development company dedicated to producing high-purity phosphate for the LFP battery industry. The Company is committed to sustainable extraction and purification with a low anticipated carbon footprint. Its vertically integrated model connects phosphate mining directly into the supply chains of North American battery producers. First Phosphate’s flagship project, the Bégin-Lamarche Property in Saguenay-Lac-Saint-Jean, Quebec, contains rare igneous anorthosite rock that yields high-purity phosphate with minimal impurities.

For additional information, please contact:

Bennett Kurtz

Chief Financial Officer

bennett@firstphosphate.com

Tel: +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X : https://x.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This release includes certain statements that may be deemed “forward-looking information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to, among other things, the completion of the Offering, the anticipated closing date(s) of the Offering, the listing of the Warrants, the intended use of proceeds of the Offering, approval of the CSE and the filing of the Offering Document.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, development and exploration successes, and continued availability of capital and financing and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things, assumptions regarding general business and economic conditions; that the Company and other parties will be able to satisfy stock exchange and other regulatory requirements in a timely manner; that CSE approval will be granted in a timely manner subject only to standard conditions and that all conditions precedent to the completion of the Offering will be satisfied in a timely manner. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

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